

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-mail
Laine Goldstein, CFO
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2014
              Filed May 14, 2014
              File No. 001-34003

Dear Ms. Goldstein:

    We have reviewed your letter dated December 11, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 12, 2014.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.   We have reviewed your response to prior comment 1. Please further explain how you
        have met the criterion of ASC 985-605-25-71(b) in determining whether you could
        recognize PCS revenue with the initial licensing fee as it relates to Grand Theft Auto V
        (GTA). In this regard, explain how the upcoming release of "Heists" for GTA Online
        meets this criterion considering that this update is being released for free more than one
        year after the initial release of GTA.

2.   We have concerns that your unspecified updates and enhancements to add game content and functionality, as well as your matchmaking, statistics, tracking, scorekeeping, leadership boards, and photo sharing services, are not of the variety of minor bug fixes typically associated with the criterion under ASC 985-605-25-71(d). In this regard, it appears you have a historical pattern of providing updates and enhancements and that your customers view the incremental functionality to be important to their gaming experience. Moreover, it appears that at least in some instances you expend significant effort to develop these enhancements. For example, we note from a recent article relating to the release of Heists on ign.com that "after many months of designing, testing, rewriting and re-testing, [you] settled on the four-player structure that [players] will experience in the game" and that you are "constantly working to improve the GTA Online experience." To assist us in continuing to evaluate this matter, please provide us any further information, evidence, and justification supporting your view that these updates and enhancements meet the aforementioned criterion.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief